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SEC\ 12010049 ꟿ ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2011__ AND ENDING __DECEMBER 31, 2011__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUNDS DISTRIBUTOR, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__THREE CANAL PLAZA, 3RD FLOOR__

(No. and Street)

__PORTLAND__	__MAINE__	__04101__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__MARK REDMAN__   __(614) 416-8834__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__MARCUM LLP__

(Name – if individual, state last, first, middle name)

__750 THIRD AVENUE, 11TH FLR.__	__NEW YORK__	__NEW YORK__	__10017__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ MARK REDMAN _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ FUNDS DISTRIBUTOR, LLC _____ , as
of _____ DECEMBER 31, _____ , 20 _11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

_____
Signature

ACTING FINANCIAL AND OPERATIONS PRINCIPAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Funds Distributor, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Funds Distributor, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Funds Distributor, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Funds Distributor, LLC's management is responsible for Funds Distributor, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (excel spreadsheet calculating the accrued expense, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 (excel spreadsheet reconciling amounts to the trial balance), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling SIPC-7 amounts to the trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and in the related schedules and working papers (excel spreadsheet recalculating the SIPC-7 assessment expense) supporting the adjustments noting no differences.



MARCUMGROUP
M E M B E R

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 20, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
020518   FINRA   DEC
FUNDS DISTRIBUTOR LLC   12*12
ATTN MARK FAIRBANKS
3 CANAL PLZ STE 100
PORTLAND ME 04101-6446
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) — $ _____ 1891

   B. Less payment made with SIPC-6 filed (exclude interest) — (750)

   7/26/11
   _____ Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 1091

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 6

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 1091

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) — $ 1091

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Funds Distributor, LLC
(Name of Corporation, Partnership or other organization)

Mark Fairbanks
(Authorized Signature)

President
(Title)

Dated the 9th day of February , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jan 1_ , 20 11
and ending _Dec 31_ , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,190,024

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

  (2) Net loss from principal transactions in securities in trading accounts. 0

  (3) Net loss from principal transactions in commodities in trading accounts. 0

  (4) Interest and dividend expense deducted in determining item 2a. 0

  (5) Net loss from management of or participation in the underwriting or distribution of securities.. 0

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

  (7) Net loss from securities in investment accounts. 0

      Total additions 0

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 6,453,703

  (2) Revenues from commodity transactions. 0

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

  (4) Reimbursements for postage in connection with proxy solicitation. 0

  (5) Net gain from securities in investment accounts. 0

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

      (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

      Enter the greater of line (i) or (ii) 0

      Total deductions 6,453,703

2d. SIPC Net Operating Revenues $ 736,323

2e. General Assessment @ .0025 $ 1,841

(to page 1, line 2.A.)

2



FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS


INDEPENDENT AUDITORS' REPORT

To the Member of
Funds Distributor, LLC

We have audited the accompanying statement of financial condition of Funds Distributor, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company") as of December 31, 2011, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Funds Distributor, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 20, 2012

1



MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets

Cash and cash equivalents	$	673,304
Distribution fees receivable		429,733
Prepaid expenses		21,282
Other receivables		119,994

Total Assets	$	1,244,313

Liabilities and Member's Equity

Liabilities

Accrued distribution fees	$	654,380
Accrued expenses		36,326
Payable to related parties		37,279

Total Liabilities	$	727,985

Commitments and Contingencies

Member's Equity		516,328

Total Liabilities and Member's Equity	$	1,244,313

The accompanying notes are an integral part of these financial statements.

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues

Distribution fees	$ 5,671,853	
Administration fees	224,152	
Commissions	301,145	
Base distribution fees	741,655	
Licenses and fees rebill	249,164	
Other income	2,057	
Total Revenues		$ 7,190,026

Expenses

Distribution expense	5,671,853	
Commission expense	301,145	
Administrative service fee to related party	418,249	
Professional fees	40,287	
Licenses and fees	269,408	
Other expenses	9,002	
Total Expenses		6,709,944
Net Income		480,082
Member's Equity - Beginning of year		411,246
Distributions to Parent		(375,000)
Member's Equity - End of year		$ 516,328

The accompanying notes are an integral part of these financial statements.

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities

Net income		$ 480,082
Changes in operating assets and liabilities:		
Decrease in distribution fees receivable	$ 76,070	
Increase in prepaid expenses	(7,300)	
Decrease in other receivables	9,176	
Decrease in accrued distribution fees	(18,582)	
Increase in accrued expenses	414	
Decrease in payable to related parties	(612)	
Total Adjustments		59,166
Net Cash Provided by Operating Activities		539,248
Cash Used in Financing Activities		
Distributions to Parent		(375,000)
Net Increase in Cash and Cash Equivalents		164,248
Cash and Cash Equivalents - Beginning of year		509,056
Cash and Cash Equivalents - End of year		$ 673,304

The accompanying notes are an integral part of these financial statements.

4

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 - ORGANIZATION

Funds Distributor, LLC (the "Company"), is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

The Company serves as distributor and principal underwriter to various investment companies (the "Funds") and substantially all of the Company's revenues are earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION FEES AND OTHER RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2011, the Company has not recorded an allowance for any potential non-collection.

REVENUE RECOGNITION

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company.

Distribution fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Company for investors who purchase directly from the Funds.

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represents payments made by the Funds' advisors to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION AND DISTRIBUTION RELATED EXPENSE

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which result from unpaid distribution fees and certain commissions earned by the Company) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. The Company's tax returns remain subject to examination from the year ended December 31, 2008 through the current year.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2012, which is the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy is used in fair value measurements:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At December 31, 2011, amounts due to Foreside for these services amounted to $37,228. Such amounts are included in due to related parties on the accompanying statement of financial condition. The aggregate amount charged to the Company, by Foreside, was $418,249 for the year ended December 31, 2011. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Foreside agrees to financially assist the Company and is committed to provide such funds as needed to operate the business.

The Company made capital distributions to its Parent during the year totaling $375,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $375,052, which was $326,520 in excess of its minimum required net capital of $48,532. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.94 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 - CONCENTRATIONS

For the year ended December 31, 2011, three clients comprised approximately 89% of revenues. As of December 31, 2011, two clients comprised 87% of accounts receivable.

NOTE 9 - AGREEMENTS

The Company has Distribution Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are for initial one or two year terms. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this Agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreement is terminable without penalty provided sufficient prior written notice is provided, by the respective Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the respective Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the respective Fund's investment advisor (the "Services Agreement") which continues in effect through the term of the Distribution Agreement. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders.

The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreements or the Services Agreements, based on the services selected. Pursuant to the Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

NOTE 9 - AGREEMENTS (CONTINUED)

The Company has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under these agreements, the third party financing agents receive all contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers. For the year ended December 31, 2011, the Company recorded $184,285 as commission income and $184,285 as commission expense related to these agreements.

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net Capital
Member's equity $ 516,328

Deduct Nonallowable Assets
Prepaid expenses $ 21,282
Other receivables   119,994

Total   141,276

Net Capital $ 375,052

Aggregate Indebtedness $ 727,985

Computation of Basic Net Capital Requirement
Minimum net capital required (greater of 6 2/3% of
aggregate indebtedness, or $25,000 minimum
dollar net capital requirement) $ 48,532

Excess Net Capital $ 326,520

Excess Net Capital at 1,000% $ 302,254

Percentage of Aggregate Indebtedness to Net Capital   1.94 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

See independent auditors' report.

FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not maintain customer accounts or handle customer funds.

See independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Member of
Funds Distributor, LLC

In planning and performing our audit of the financial statements of Funds Distributor, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 20, 2012

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